Exhibit 1.01

Exhibit 1.01—Conflict Minerals Report

Based on the results of the RCOI, four business units conducted due diligence as a result of responses from suppliers that Conflict Minerals contained in certain products supplied to the business units may have originated in a Covered Country.

Due Diligence Measures

We have undertaken measures to enact due diligence processes informed by the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas published by the Organization for Economic Cooperation and Development (the “OECD Guidance”).

Our due diligence efforts include:

•	maintaining a team of both internal and external experts to support supply chain due diligence efforts;

•	incorporating Conflict Minerals-related contractual provisions into agreements with relevant suppliers;

•	conducting surveys of suppliers to obtain critical information about the presence and origin of Conflict Minerals in the products they supply to the business units;

•	compiling completed surveys and other supplier communications into business unit databases;

•	conducting analysis of supplier responses and evaluating the provided information in a manner designed to identify and assess minerals from conflict-affected and high-risk areas in a business units’ product supply chain;

•	undertaking additional assessments for identified minerals from conflict-affected and high-risk areas in a business units’ supply chain;

•	maintaining membership in industry organizations, such as the Aerospace Industry Association, to keep current on industry practices for Conflict Minerals regulatory compliance and to contribute to the development of those practices; and

•	reporting annually on Conflict Minerals due diligence efforts, including posting the most recent Form SD and Conflict Minerals Report at www.generaldynamics.com/conflictminerals.

Information Concerning Processors and Country of Origin

As stated above, the four business units that determined that they have a reason to believe that a limited amount of necessary Conflict Minerals in some Completed Products may have originated in a Covered Country exercised due diligence on the source and chain of custody of those Conflict Minerals, as required by Rule 13-p1.

Specifically, the business units engaged in discussions with certain suppliers, which had represented that products provided to the business units likely contained Conflict Minerals that came from the Covered Countries. When engaged, some suppliers further represented that they had not yet been able to complete their own due diligence to determine whether the minerals financed or benefitted armed groups. As a result, these suppliers were unable to provide further details regarding: (1) the facilities used to process the necessary Conflict Minerals contained in products supplied to the business units; (2) the country of origin of the necessary Conflict Minerals contained in products supplied to the business units; or (3) efforts to determine the mine or location of origin of the necessary Conflict Minerals contained in products supplied to the business units.

Continuing Efforts

Commensurate with the requirements of Rule 13-p1, General Dynamics will make efforts to continue to:

•	assess the presence of Conflict Minerals in our product supply chains;

•	communicate our expectations to our suppliers regarding Conflict Minerals sourcing; and

•	encourage participation of suppliers in programs designed to share information within industry that are aimed at improving assessment of supplier due diligence in the supply chain of minerals from conflict-affected and high-risk areas.